Daniel V. Gulino Senior Vice President and General Counsel

November 13, 2006

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ridgewood Energy O Fund, LLC Ridgewood Energy P Fund, LLC Ridgewood Energy Q Fund, LLC Registration Statements on Forms 10 Filed April 21, 2006 File No. 0-51924 File No. 0-51926 File No. 0-51927

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy O Fund, LLC (the “O Fund”), Ridgewood Energy P Fund, LLC (the “P Fund”), Ridgewood Energy Q Fund, LLC (the “Q Fund”), collectively (the “Funds”), submits this response to the May 19, 2006 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings. Ridgewood apologizes to the Commission for the lateness of this response but as the Commission has been advised by the Funds outside counsel, Pitney Hardin, since the receipt of the Comment Letter, the Funds dismissed their prior independent auditor and retained another firm, Deloitte & Touche (“Deloitte”). For reasons that have been discussed with you, Deloitte was required to re-audit the Funds’ financial statements before the Funds’ Amended Registration Statements on Forms 10 and this response could be filed.

Some of the Commission’s comments required a response in this letter but not necessarily a change to the Registration Statements. In such event, the Funds response is contained in this Letter. If a change was made to the Registration Statements, reference to the change and the location of the change is made within our response. If no change was made, or if we disagreed with the Commission comment, it is noted in our response with appropriate explanation or justification. Moreover, where a change was made to the Registration Statement of one Fund, it was likewise made to the other Funds, or if it was not, the reason for not doing so was provided

Ridgewood Energy • 947 Linwood Avenue, Ridgewood, New Jersey 07450 • T: (201) 447-9000 F: (201) 447-0474
www.ridgewoodenergy.com • E-mail: dgulino@ridgewoodenergy.com in our response to the comment. In addition, we have submitted marked copies of the Amended Registration Statements to highlight the changes made in response to the Comment Letter. This letter and each Fund’s Amendment to Registration Statements on Forms 10 (“Amended Registration Statements”) were filed on EDGAR on November 13, 2006.

We provide the following responses to the SEC’s comments.

General

1)          Commission Comment:         Revise the Forms 10 of the P and Q Funds as necessary to comply with all applicable comments written in your Form 10 of the Ridgewood O Fund. This will eliminate the need for us to repeat similar comments.

Ridgewood Response:            Ridgewood has reviewed the Commission’s comments as they apply to each of the filings and where changes have been made in one Amended Registration Statement, to the extent applicable, corresponding changes will be made elsewhere in the Amended Registration Statement and will be incorporated into the remaining two Amended Registration Statements.

2)          Commission Comment:         Please update your financial statements, as needed.

Ridgewood Response:            Ridgewood has amended the financial statements accordingly.

3)          Commission Comment:         The Form 10 Registration Statements will become automatically effective 60 days from the date of the first filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange act of 1934, even if we have not cleared all comments.

Ridgewood Response:            Ridgewood notes the Commission’s comment as to Section 12(g)(1) of the Securities Exchange Act of 1934 and the 60 day period contained therein and is mindful of its reporting requirements thereunder. As the Funds have stated in discussions with the Commission and in 12b-25s we acknowledge that we are currently not a timely filer. We will file all additional required reports as soon as practicable.

4)          Commission Comment:          As done in connection with our review of the K, L and M Funds, please provide a confirmation that the solicitation of the investors for the O, P and Q Funds was in compliance with Regulation D of the Securities Act of 1933.

Ridgewood Response:            As we have done in Ridgewood’s response to the Commission with respect to the Ridgewood Energy K, L, & M Fund’s after discussion with the Commission, Management determined the most reliable and efficient way to respond to the Commission’s comment with respect to compliance with Regulation D was to confirm that actual new investors in the Funds had pre-existing relationships with the broker-dealers that placed the securities.

Management reviewed how the population of investors new to the Ridgewood funds who invested in the O, P or Q Funds was distributed across all of the broker-dealers and registered representatives involved in the placement of the Funds’ securities. As with the K, L, and M Funds this review indicated that the new investors were, with a very few exceptions, distributed fairly evenly among broker-dealers and registered representatives.

In order to avoid an inquiry to a broker-dealer who responded to us with respect to its selling practices for the K, L, & M Funds, we next reviewed how many of these new investors were placed by new broker-dealers who had not responded to our inquiry. Management then called each and every one of these new broker-dealers and inquired about their selling practices. As a result of these telephone calls, every broker-dealer called confirmed that all of the new investors were persons with whom the broker-dealer or registered representative had a substantive pre-existing relationship. Management believes this survey is the most reliable source of information reasonably available to it to assess compliance with Section 502(c) of Regulation D. It is Management’s firm conclusion that based on these comprehensive surveys, new broker-dealers and registered representatives utilized in these private placements complied with Section 502(c) of Regulation D and delivered questionnaires and investor kits only to persons with whom they had a pre-existing relationship. These inquiries further confirm our understanding that the broker-dealers and their registered representatives are keenly aware of the requirements imposed on them and the Funds by Section 502(c) including the foregoing limitation on persons to whom investor kits and questionnaires can be sent.

Business, Page 1

5)          Commission Comment:         To assist investors in identifying the location of the projects referenced in the Registration Statements, provide, as done on the Website of Ridgewood Energy Corporation, a map that shows the locations in the Gulf of Mexico of each of the projects of the O, P and Q Funds. Please indicate the status of each identified project on the map provided.

Ridgewood Response:            As noted by the Commission, Ridgewood’s website currently lists every active project owned by a Fund managed by Ridgewood. The Funds believe a better course of action is to describe more fully the contents of the website, that is updated regularly, and direct investors to the website based on the facts described below. As such, the Funds have included additional language regarding the website in the Amended Registration Statements. Please see the “Available Information” Section, pages 19-20 of the O Fund, page 19 of the P Fund and pages 17-18 of the Q Fund Amended Registration Statements.

The information contained on the website includes a map of the Gulf of Mexico with appropriate reference to each project, including location, ownership, operator, depth, and whether it is exploratory or producing. This information is on the section of the website that is not password protected; thus enabling any member of the public, including investors, to review it. Since the information required to be compliant with the Commission’s request that the Funds prepare a map is already prepared and on the website, the Funds would comply with this request simply by copying the information already in the website.

Moreover, once included in the Amended Registration Statements, the map and the information on it becomes fixed and would not necessarily be updated as projects pass from exploratory to producing or perhaps are determined to be dry. The information contained on the website, however, is updated frequently and is always the most current and reliable.

Projects, page 2

6)          Commission Comment:         We note your discussion regarding your working interest in the West Delta 95 field which you state that you do not anticipate any additional costs to be incurred by the Fund as a result of the hurricane. However, we note your disclosure that additional costs will be incurred in order to recover the well operation due to complications and damage sustained in the hurricane. In this regard we note your disclosure that as of March 2006, $12.5 million has been spent by all interest holders to salvage the project since the hurricane. Additionally, we note your disclosure stating that “[T]he costs of recovery operation will be shared by the working interest owners in proportion to the pro-rata ownership.” Please clarify and expand your disclosure to explain why you believe you will not sustain any further costs given that you appear to be obligated to share in the costs to salvage the project. Please quantify your portion of the $12.5 million costs incurred through March 2006 and estimate any additional costs. Expand your Management’s Discussion and Analysis accordingly.

Ridgewood Response:            Ridgewood has amended the O Fund’s Registration Statement accordingly to address this comment. Please see “Projects Section” pages 5-6 of the O Fund Amended Registration Statement. Additionally see “Management’s Discussion and Analysis” section, subsection “Overview of Business” page 32, subsection “Capital Resources and Liquidity” pages 34-36 and finally subsection “Exploration and Development Expenditures” pages 36-37. No revision is required for the P or Q Funds Amended Registration Statements.

7)          Commission Comment:         Avoid the use of technical terms or explain the relevance of such terms upon first use. We note such references in disclosure regarding recovery efforts being undertaken with respect to the West Delta 95 project. For example, you reference specific types of equipment such as a “coffer dam”, “lift boat”, derrick barge” and “storm packer” yet you do not delineate the importance or function of such equipment in the recovery effort. Please revise your disclosure accordingly.

Ridgewood Response:            Ridgewood has amended the Registration Statements to avoid such technical terms, if able, has used less technical terms or has explained the relevance of such terms upon first use. For example, please see “Projects Section” subsection West Delta 95 pages 5-6 of the O Fund Amended Registration Statement. The P & Q Fund Amended Registration Statements have been similarly revised where deemed necessary.

8)          Commission Comment:         You reference your intention to submit an insurance claim for the recovery costs associated with the West Delta 95 project. Advise us of whether there is a risk that your insurance claim will not be covered or only partially covered by your insurance carrier. We may have further comment.

Ridgewood Response: Until any insurance claim is actually paid, there is always a risk that the insurance company may not pay the claim in full or argue that some of the costs incurred were unreasonable. However, with respect to the O Fund’s pro rata share of the costs incurred regarding the recovery procedure of the West Delta 95 project, which is currently being completed, Ridgewood believes that such costs will be covered under its Control of Well policy, which specifically includes windstorm damage as a covered claim. Ridgewood’s conversations with its insurance broker on behalf of the O Fund regarding the costs associated with the recovery of the West Delta 95 project support Ridgewood’s view of the insurability of the recovery costs. If the recovery of the well is not successful, the working interest owners (including the O Fund) will determine whether to re-drill the well at additional costs. Ridgewood has fully informed its insurance broker and the insurance carrier of the possibility of a re-drill if the recovery is not successful. Neither the O Fund nor Ridgewood at this time can make any conclusions as to what costs of the re-drill, should it be undertaken by the working interest owners, will be covered by insurance. From preliminary conversations with our broker, who has had discussions with the carrier, Ridgewood believes that many, but not necessarily all, of the costs of a re-drill are likely to be covered, but until the recovery is completed and a re-drill deemed necessary, it is not possible to determine an amount or percentage of covered versus not covered costs for the re-drill.

Acquisition Criteria, page 4

9)          Commission Comment:         We note the reference to risk factors that are considered in making an acquisition. Please disclose the material risks considered.

Ridgewood Response:          When reviewing various projects for potential investment, Ridgewood personnel from the Houston office consider each potential project in relation to the risk factors that are set forth in the Registration Statement. These include, without limitation, the location of the project, whether it is a deep or shallow well, the partners and their experience and access to capital, operators and their operational history, size of the investment to the Fund, whether the project has access to existing infrastructure, and Fund investment diversification.

The Fund’s have amended the Acquisition Criteria section to include the above detail. Please see “Acquisition Criteria” page 9 of the O Fund, page 8 of the P Fund and page 7 of the Q Fund Amended Registration Statements.

Oil and Gas Agreements, page 6

10)        Commission Comment:         Rather than refer to seasonal risks impacting you during the “hurricane season”, specify the months that comprise the hurricane season and indicate the time during which your operations potentially could be suspended due to such hurricanes. For example, disclose the long term impact resulting from hurricanes such as Hurricane Katrina that may continue to impact operations such as the West Delta 95 project months after the official hurricane season has ended.

Ridgewood Response:            Please see “Seasonality Section” page 12 of the O Fund, pages 11-12 of the P Fund and page 10 of the Q Fund Amended Registration Statements. Below is an excerpt from the O Fund.

The National Hurricane Center defines hurricane season in the Atlantic Region, Caribbean, and Gulf of Mexico to be from June 1 through November 30. During hurricane season, the number and intensity of and resulting damage from hurricanes in the Gulf of Mexico region could affect the gathering and processing infrastructure, drilling platforms or the availability or price of repair or replacement equipment. As a result, these factors may affect the supply and, consequently, the price of oil and natural gas resulting in an increase in price if supplies are reduced. However, even if commodity prices increase because of weather related shortages, the Fund may not be in a position to take immediate advantage of any such price increase if, as a result of such weather related incident, damage occurred to its projects, the gathering infrastructure or in the transportation network.

For example, past experience indicates that the typical interruption in operations resulting from a hurricane that does not result in significant damage may be approximately three to seven days. The West Delta 95 project, which was the only project owned by any Ridgewood fund that sustained any significant damage or operational interruption as a result of last year’s hurricanes, is significantly behind the scheduled date that it was to reach the targeted depth. Thus, the Manager has experienced the range of possible interruptions in operations due to hurricanes from as little as no damage and insignificant or no interruptions to significant damage and extended interruptions. However, it is of course impossible to predict whether and to what extent hurricanes and damage may occur and to what projects.

11)        Commission Comment:         Please provide support for the basis of the manager’s belief that oil and gas, if produced from fund projects, would have access to pipeline transportation.

Ridgewood Response:            Since the inception of its energy exploration and development activities, the Manager has always been able to get production from a particular Fund’s projects to market and has always been able to procure necessary pipeline capacity.

As part of the Manager’s review of a potential project, access to existing transportation infrastructure is an extremely important factor as the existence of such infrastructure enables production from a successful well to get to market quickly. All of the existing and currently active projects that the Funds have are near existing transportation infrastructure and pipelines. For example, the West Delta 95 project, which is owned by the O Fund, is already near existing transportation infrastructure, including pipelines. Upon completion, production from this project will use existing capacity on one of these existing pipelines. Similarly, the Q Fund’s Main Pass 30 project is located near an existing pipeline with additional capacity that already is connected to the platform of the project’s operator. If the well is completed, production will be transported using ties to this existing pipeline. Please see “Oil and Natural Gas Agreements Section” page 11 of the O Fund, page 10 of the P Fund and page 9 of the Q Fund Amended Registration Statements.

Risk Factors, page 15

12)        Commission Comment:         Many of your risk factors headings fail to convey the material risk described in the disclosure below the heading. For example, but not limited to, “[t]he Fund faces competition” and “[t]he Fund maintains a salvage fund”, on page 18, and “[s]hareholders have limited access to information,” on page 20. Revise your risk factor headings so that they succinctly delineate the material risk to investors resulting from the risk you are describing. Additionally, many of your risk factors also fail to specify the impact to your business and financial condition resulting from the risk discussed. Please revise your disclosure accordingly. For example, but not limited to, the first risk factors on pages 15 and 17, the third risk factor on page 17 and the penultimate risk factors on page 18.

Ridgewood Response:            Ridgewood has amended the Registration Statements where applicable in accordance with the Commission’s comment by expanding the headings to succinctly delineate the material risk. Additionally where deemed appropriate, the Funds have revised or added to the risk factor to more clearly address the impact on the Funds business. For example, please see “Item 1A Risk Factors” subsection “The Fund has already experienced dry-holes...” page 22 of the O Fund and subsection “The Fund has a limited...” page 24 of the O Fund Amended Registration Statement. The P & Q Fund Amended Registration Statements have been similarly revised. See pages 21-22 of the P Fund and pages 20-21 of the Q Fund Amended Registration Statements.

13)        Commission Comment:         Given the concentration of your operations in the Gulf of Mexico and the recent hurricane season in 2005, provide a risk factor that specifically references the risks investors face resulting from the concentration of your operations in an area that is prone to hurricanes each season.

Ridgewood Response:            Ridgewood has incorporated a risk factor in the Funds’ Amended Registration Statements in accordance with the Commission’s comment. For example, please see “Item 1A Risk Factors” subsection “The Fund’s Projects and Operations...” pages 25-26 of the O Fund, page 24 of the P Fund and page 23 of the Q Fund Amended Registration Statements.

“The Fund Investment Activities...” page 15

14)        Commission Comment:         Remove the mitigating language that appears in the first sentence of the risk factor.

Ridgewood Response:            Ridgewood has removed the language from the Registration Statements in accordance with the Commission’s comments. For example please see “Item 1A Risk Factors” subsection “The Fund Investment Activities...” page 22 of the O Fund, pages 20-21 of the P Fund and pages 19-20 of the Q Fund Amended Registration Statements.

15)        Commission Comment:         Provide by way of example, a discussion of the unsuccessful properties or interests the funds have drilled that have proven to be dry-holes. We note for example, Eugene Island 357, Main Pass 221 dry-holes found with respect to the interests owned by the O Fund and Q Funds. Further tailor your risk factor discussion to reference the amounts expended or to be expended in connection with such dry-holes to date and identify the impact the discovery of additional dry-holes could have on an investor’s investment in each of the affected funds.

Ridgewood Response: Ridgewood has amended the Registration Statements where applicable in accordance with the Commission’s comment by adding discussions relating to dry-holes experienced by the Funds. Please see “Item 1A Risk Factors” subsection “The Fund has already experienced dry-holes...” page 22 of the O Fund, page 21 of the P Fund and page 20 of the Q Fund Amended Registration Statements.

The Fund’s exploration and production....page 15

16)        Commission Comment:         Tailor your risk factor discussion to provide a specific example of the insurance risk you face. Delineate, for example, the risk resulting from the unquantifiable dollar amount of insurance that you may be unable to recover from your insurance carrier(s) in connection with the recovery effort being undertaken with respect to the West Delta 95 project.

Ridgewood Response:            Ridgewood has amended the Registration Statements in accordance with the Commission’s comments. Please see “Item 1A Risk Factors” subsection “The Fund’s exploration and production...” pages 21-22 of the O Fund, page 20 of the P Fund and page 19 of the Q Fund Amended Registration Statements.

Tax Risks Associated with an Investment in Shares, page 20

17)        Commission Comment:         Under the general heading “Tax Risks associated with an investment in shares” disaggregate, under separate subheadings, the tax risks to the company and investors that are delineated in the disclosure that follows.

Ridgewood Response:            Ridgewood has amended the Registration Statements in accordance with the Commission’s comments. Please see “Tax Risk Associated ...” section making note of new separate subheadings on pages 29-30 of the O Fund, pages 27-28 of the P Fund and pages 26-27 of the Q Fund Amended Registration Statements.

Management’s Discussion & Analysis of Financial Condition and Results of Operation, page 23

18)        Commission Comment:         We note your statement of operations includes the line item “lease operating expenses” which you describe as expenses associated with the day-to-day costs of operating and maintaining wells and related facilities. Lease operating expenses are typically those incurred by operating producing wells, although you do not appear to have interests in currently producing wells. As such, please expand your disclosure to specifically identify the types of expenses included in “lease operating expense” and describe the associated operations to which they relate. We may have further comment.

Ridgewood Response:            By way of explanation, the Commissions’ comment applies only to the O Fund West Delta 95 project. The “lease operating expenses” which were expensed in our initial filing represent “overhead” expenses being charged to the Fund by the Operator. Management has concluded that these overhead charges associated with the West Delta 95 recovery operation are capitalizable expenditures that were erroneously recorded as lease operating expenses. As such, these amounts have been corrected, resulting in a $1.4 million increase in unproved properties and a corresponding decrease in lease operating expenses. See note 12 to the audited financial statements for restatement of previously issued financial statements.

19)        Commission Comment:         We note your disclosure on page 2 that your “primary investment objective is to generate cash flow for distribution to shareholders from exploration and possible development of oil and gas prospects in the offshore waters of Texas and Louisiana in the Gulf of Mexico on the outer continental shelf.” Please expand your discussion of liquidity to address the following:

•

Please describe how the characteristics specific to oil and gas properties located in the area which you focused your planned operation are expected to impact your ability to generate cash flows. It is our understanding that oil and gas properties located in the Gulf of Mexico frequently have high initial flow rates and a shorter production life.

•	Please indicate whether or not the scope of your operations enables you to use internally generated funds for the development of new oil and gas projects in the future.

•	Please indicate whether or not you have any arrangements in place to insure that you are able to continue to pay the management fee.

•

Please expand your discussion of liquidity to explain how your requirements to pay investment fees and management fees impact the levels at which you will use cash for purposes other than the investment in oil and gas projects. Indicate how this will impact your ability to generate cash flow for distribution to shareholders.

Ridgewood Response:            Regarding characteristics please see “Item 1 Business” subsection “General” “To date, the Fund has focused primarily ...” on page 4 of the O, P & Q Funds. Additionally see subsection “Business Strategy” “The Fund generally looks to ...” as well as “The Fund tries to focus on projects” on page 8 of the O Fund, page 7 of the P Fund and page 6 of the Q Fund Amended Registration Statements.

Regarding scope of operations it should be noted that the Funds have no internally generated funds. All funds are raised, in the form of capital contributions from investors. Please see “Item 1A. Risk Factors” subsection “The Fund has a limited...” “The capital raised by the Fund in its private placement ...” on page 24 of the O Fund, page 22 of the P Fund and page 21 of the Q Fund.

Regarding arrangements please see “Risks Related to the Nature of Our Shares” subsection “The Manager will receive...” “The Manager is entitled to receive an annual management fee...” on page 27 of the O Fund, page 26 of the P Fund and page 25 of the Q Fund Amended Registration Statements.

Regarding requirement to pay fees please see “Risks Related to the Nature of Our Shares” subsection “The Manager will receive...” “The Manager is entitled to receive an annual management fee ...” on page 27 of the O Fund, page 26 of the P Fund and page 25 of the Q Fund Amended Registration Statements.

Exploration and Development Expenditures, page 26

20)         Commission Comment:        Supplement your disclosure by disclosing how long you anticipate you will be able to fund your operations with the cash you currently have.

Ridgewood Response:            It should be noted that it is not possible to anticipate the length of time a fund may be able to operate. Within the Capital Resources and Liquidity section of the Funds’ Amended Registration Statements on Forms 10, there is a disclosure for anticipated cash available based on current projected capital expenditures through 2007. Please see “Item 1A. Risk Factors” subsections “The Fund has already experienced...” and “The Fund has a limited...” on pages 22-24 of the O Fund, pages 21-22 of the P Fund and pages 20-21 of the Q Fund. Additionally, please see Item 2. “Exploration and Development ...” “(1) ...If any of the budgeted ...” on page 37 of the O Fund, page 34 of the P Fund and page 33 of the Q Fund Amended Registration Statements.

For All Funds

Typically for a fund, Ridgewood seeks an investment portfolio that combines high and low risk exploratory projects. Ridgewood begins usually with a project that has the best risk/reward ratio. These projects tend to be large with higher risk, but with significant reserve potential that could result in additional low risk development. For example, if the first high risk exploratory well is successful, then additional investments for further development wells is considered lower risk because reserves have already been discovered in the area. However, follow-on wells are not always successful nor do they always produce the amount of reserves estimated and thus are not risk-free investments.

When Ridgewood budgets for participation in a particular project, it assumes that the well will be successful and allocates enough capital to budget for the completion of that well and the additional development wells that are anticipated to be drilled. If the exploratory well is deemed a dry-hole or if it is un-economical, the capital allocated to the completion of that well and to the development of additional wells is then reallocated to a new project or used to make additional investments.

The dry-hole risk on any given project is typically between 8% and 15% of committed capital. Ridgewood generally invests in from two to three high risk wells (as described above). If these wells prove to be unsuccessful such that capital is not needed for completion of additional developments wells, Ridgewood uses the remaining capital to invest in wells that are deemed to be significantly lower risk. Generally, if 25% or more of any investment program’s investments have been lost to exploratory drilling, Ridgewood will concentrate the remaining capital on lower-risk, lower-reward drilling with the expectation that we can preserve enough capital and still make a modest profit.

With respect to the payment of management fees, until one of the Fund’s projects begins producing, all or a portion of the management fee is paid generally from the interest or dividend income generated by the Fund’s development capital that has not been spent, although the management fee can be paid out of capital contributions. Such interest and/or dividend income is more than enough to cover Fund expenses, including the management fee. Generally, it can take anywhere from 18 to 24 months to bring a project to production. Once a well is on production, the management fee and fund expenses are paid from operating income. Over time, as a well produces, the Fund may recoup some or the entire management fee that may have been paid out of capital contributions, although it is not required to do so, so as to put the capital back into the budget for future projects or capital expenditures related to those projects.

Executive Compensation, page 20

21)        Commission Comment:         Although none of the executive officers received compensation directly from the funds, it appears that the compensation amounts paid to such executive officers are included in the overall management fee assessed by the manager. Revise to provide an estimate of the percentage of the management fee that is attributable to salaries of executive officers and further specify the amount of salary paid by the manager to the executive officers for the duties they perform for each fund.

Ridgewood Response:            The Manager does not allocate salaries or other overhead costs to any particular Fund nor do the officers or other employees allocate their time or efforts among the Funds.

Management fees are contractual in nature and are disclosed in the Funds’ private placement memorandums and are incorporated into the Funds’ limited liability agreements. The Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions. Management fees are charged generally to cover expenses associated with overhead incurred by the Manager for its ongoing management, administrative and advisory services. Such overhead expenses include but are not limited to rent, payroll and benefits for employees of the Manager, and other administrative costs but do not include specific salary components.

In 2005, the Manager collected $10,336,685 in Management fees from all of the Funds for which it acts as Manager. The Manager paid $3,237,969 in salaries and benefits and incurred an additional $5,920,257 in general and administrative expenses paid.

Financial Statements

Statement of Operations F-3

22)        Commission Comment:         Please identify your investment fees as a related party expense on the face of your statement of operations. Refer to Rule 5-03(2) of Regulation S-X.

Ridgewood Response:            The statements of operations for all the Funds have been reworded to include the term “to affiliate” after the “Investment fees” and “Management fees” line items. Additionally, the line item includes a reference to Note 7 which discusses in detail the transactions with the Manager and Affiliates.

Note 2 Summary of Significant Accounting Policies, pages F-6

23)        Commission Comment:         We note your accounting policy indicating that for “proved” oil and gas properties you incur asset retirement obligations. Please expand your disclosure to address how you consider asset retirement obligations associated with your suspended drilling costs for which proved reserves have not been ascertained. Based on your disclosure it does not appear you have recorded any asset retirement obligations. Please address the following:

•	Please disclose how you account for asset retirement obligations associated with unproved properties.

•	Please quantify for us, by project your asset retirement obligations as of December 31, 2005.

•	To the extent your asset retirement obligation is material, please provide the disclosures required by paragraph 22 of SFAS 143.

Ridgewood Response:            The Fund does not incur an asset retirement obligation until actual drilling of a well begins. It is the Fund’s policy that when a project reaches final well depth, the Fund records an asset retirement obligation. Typically, a well is drilled during a 3 to 6 month time period. The estimate of the obligation is developed based on various factors, including but not limited to, geographic location, water depth, reservoir depth and characteristics of the reservoir. Management has determined the obligation can not be reasonably estimated until the final well depth is reached. To establish the policy, management considered materiality. The asset retirement obligation associated with each well is not material to the Fund’s operations or financial position during the time the well is being drilled.

At the time final well depth is reached, the asset retirement obligation is recorded, in accordance with SFAS 143. If the well is “proved” a liability is recorded at its discounted fair value and the corresponding cost is capitalized in oil and gas properties. The asset retirement obligation is accreted each period and the capitalized cost is depreciated on a unit-of-production basis. If the well is determined to be dry, the asset retirement obligation is recorded as a liability and the asset retirement cost is expensed. Expensing the asset retirement cost associated with plugging and abandoning the well is in accordance with generally accepted accounting principles upon determination that commercial reserves have not been found. Once the Fund makes cash payment to the operator the asset retirement obligation is settled.

As of December 31, 2005, none of the Funds had quantifiable asset retirement obligations. None of the Funds had wells that had been drilled to final depth.

For the Staff’s benefit the table below includes the amount of asset retirement obligations incurred and recorded in the first 6 months of 2006 in connection with wells that reached final depth:

Fund O $233,938

Fund P  $392,791

Fund Q $191,702

The Funds does not believe these amounts are material to the individual Funds. However, Ridgewood has revised the Registration Statements to specifically disclose these amounts. Also, Ridgewood has included the appropriate disclosures required by paragraph 22 of SFAS 143. Please refer to note 2 of the audited financial statements for each fund.

24)        Commission Comment:         We note your disclosure on page 7 suggesting that you are required to deposit funds in a separate bank account in order to fund your proportionate share of the asset retirement obligation associated with your projects. Please clarify whether this is a result of a contractual obligation and disclosure any contractual terms. Please clarify whether these funds represent the present value of your current asset retirement obligations and how you determined that such funds are adequate to fund such obligations.

Ridgewood Response:            At the Manager’s discretion, $1 million of capital raised by each Fund is set aside in a separate interest-bearing account in accordance with the offering memorandum to provide capital to cover salvage expenses. The $1 million does not represent the present value of the Fund’s current asset retirement obligation as these costs cannot be reasonably estimated until such time as proved reserves are found. There is no assurance that the salvage fund will have sufficient assets to meet these requirements and any unfunded expenses, and the Fund may be liable for such expenses. The initial deposit of $1 million plus accrued interest will be adjusted over time to cover estimated retirement costs.

Ridgewood has revised the Registration Statements to incorporate comments substantially similar to those set forth above. Please see the “Salvage Fund” Section, page 12 of the O Fund, page 11 of the P Fund and page 10 of the Q Fund Amended Registration Statements.

Syndicate Costs

25)        Commission Comment:         We note your accounting policy indicating that syndicate costs are costs associated with offering fund shares. Please describe to us in further detail the specific costs included in this category, including your administrative costs payable to the manager. Please expand your accounting policy to state that share offering costs only include direct costs of share issuances, if true, or otherwise advise.

Ridgewood Response:            Syndication costs only include direct costs of share issuances. For the O Fund, syndication costs included the 8% commission paid to outside broker dealer firms, which totaled $8,883,877 and was paid directly to those firms. Additionally, there was a 1% placement fee paid to Ridgewood Securities Corporation, an affiliate of the Manager, as the placement agent in the amount of $1,301,674 (see Item 7: Certain Relationships and Related Transactions), which is considered part of syndication costs. Finally, there were administrative, legal and additional syndication costs paid to the Manager which totaled, $4,556,373 and represented the costs for organization of the Fund, distribution of offering materials and other offering expenses. These costs generally include: the cost of printing the offering memorandum, outside legal review of the offering memorandum, receipt of tax and legality opinions, due diligence fees and expenses, and the payroll for the employees of the Manager that participate in the preparation of offering materials. The numbers for the P Fund and Q Fund are as follows:

P Fund:	Commissions to broker-dealers	$9,629,003
Placement Fee to Ridgewood Securities	1,383,639
Legal & Syndication	4,885,263

Q Fund:	Commissions to broker-dealers	$8,522,417
Placement Fee to Ridgewood Securities	1,204,187
Legal & Syndication	4,342,921

Ridgewood has revised the Registration Statements to incorporate comments substantially similar to those set forth above. See Note 2 to the audited financial statements for each fund.

Note 7. Transactions with Manager and Affiliates, page F-10

26)        Commission Comment:         Please expand your discussion to explain in greater detail how the amount of the management fee was calculated for 2005 and what it will be for 2006. We may have further comment.

Ridgewood Response:            Management fees are calculated as 2.5% of initial capital contributions. Ridgewood has amended the Registration Statements where applicable in accordance with the Commission’s comment. See Note 7 to the audited financial statements for each fund.

Supplemental Information about Oil and Gas Producing Activities, F-12

27)        Commission Comment:         We note you have labeled your supplemental oil and gas information as unaudited. Please clarify what amounts within your supplemental information are unaudited and revise your “unaudited” designation as appropriate.

Ridgewood Response:            The supplemental information is now included in the Notes to the financial statements and thus is audited information. Ridgewood has amended the Registration Statements in accordance with the Commission’s comment. See Note 12 to the audited financial statements of the O Fund and see Note 11 to the audited financial statements of the P & Q Funds.

28)        Commission Comment:         Please revise your costs incurred disclosure to disclose the categories of costs identified in paragraph 21 of SFAS 69. Refer to Illustration 2 of paragraph 41 of SFAS 69.

Ridgewood Response:            Ridgewood has amended the Registration Statements where applicable in accordance with the Commission’s comment. See Note 12 to the audited financial statements of the O Fund and see Note 11 to the audited financial statements of the P & Q Funds.

Asset Retirement Obligations

29)        Commission Comment:         We note your disclosure on page 3 indicating that the South Marsh Island 231 well was plugged and abandoned. Please quantify your portion of all the asset retirement costs associated with this well and tell us how you have accounted for these costs as of December 31, 2005.

Ridgewood Response:            As noted in Ridgewood Response to Commission Comment Number 23, when a project reaches drilling depth and is determined to be either proved or dry, an asset retirement obligation is incurred. Plug and abandonment costs associated with unsuccessful projects are expensed as incurred as dry-hole costs. All asset retirement costs (if applicable) have been disclosed within Note 2 to the audited financial statements of the Funds.

Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.